Exhibit 21.1

List of Subsidiaries of
Freeport-McMoRan Copper & Gold Inc.

Entity(1)	Jurisdiction of Organization
Compañia Contractual Minera Candelaria	Chile
Cyprus Amax Minerals Company	Delaware
FCX Oil & Gas Inc.	Delaware
Freeport-McMoRan Bagdad Inc.	Delaware
Freeport-McMoRan Corporation	New York
Freeport-McMoRan Morenci Inc.	Delaware
Freeport-McMoRan Oil & Gas LLC	Delaware
PT Freeport Indonesia	Indonesia and Delaware
PXP Offshore LLC	Delaware
Sociedad Minera Cerro Verde S.A.A.	Peru
Sociedad Contractual Minera El Abra	Chile
Tenke Fungurume Mining S.A.R.L.	Democratic Republic of Congo

(1)	Omitted from this list are subsidiaries that, considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary as of December 31, 2013.